

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2023

Yi Zhang
Chief Executive Officer
Zhangmen Education Inc.
No.1666 North Sichuan Road
Hongkou District, Shanghai 200080
People's Republic of China

       **Re:  Zhangmen Education Inc.**
           **Form 20-F for Fiscal Year Ended December 31, 2021**
           **File No. 001-40455**

Dear Yi Zhang:

      We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Trade & Services

cc:     Li He